As filed with the Securities and Exchange Commission on October 14, 2003

     Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT
Under
The Securities Act of 1933
INFORMATICA CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State of incorporation)	77-0333710 (I.R.S. Employer Identification No.)

2100 Seaport Boulevard
Redwood City, California 94063
(650) 385-5000
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Gaurav Dhillon
President and Chief Executive Officer
Informatica Corporation
2100 Seaport Boulevard
Redwood City, California 94063
(650) 385-5000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Mark A. Bertelsen, Esq.
Jose F. Macias, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304
(650) 493-9300

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of	Amount to be	Proposed Maximum Offering	Proposed Maximum	Amount of
Securities to be Registered	Registered	Price Per Share(1)	Aggregate Offering Price(1)	Registration Fee

Common Stock, par value $0.001 per share	3,192,248	$8.48	$27,070,264	$2,190

(1)	Estimated solely for the purpose of computing the registration fee required by Section 6(b) of the Securities Act and computed pursuant to Rule 457(c) under the Securities Act based upon the average of the high and low prices of the Common Stock on October 7, 2003, as reported on the Nasdaq National Market.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS
(Subject to completion, dated October 14, 2003)

3,192,248 Shares

INFORMATICA CORPORATION

Common Stock

     This prospectus is part of a registration statement that we filed with the SEC using the “shelf” registration process. It relates to the public offering, which is not being underwritten, of 3,192,248 shares of our common stock that are held by some of our current stockholders. We issued such shares to these selling stockholders in connection with our acquisition of the outstanding capital stock of Striva Corporation in September 2003.

     The selling stockholders may sell these shares from time to time on the over-the-counter market in regular brokerage transactions, in transactions directly with market makers or in privately negotiated transactions. For additional information on the methods of sale that may be used by the selling stockholders, see the section entitled “Plan of Distribution” on page 20. We will not receive any of the proceeds from the sale of these shares. We will bear the costs relating to the registration of these shares.

     Our common stock is listed on the Nasdaq National Market under the symbol “INFA.” On October 13, 2003, the last sale price of our common stock was $8.99 per share.

THIS OFFERING INVOLVES MATERIAL RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 7.

     The Securities and Exchange Commission may take the view that, under certain circumstances, the selling stockholders and any broker-dealers or agents that participate with the selling stockholders in the distribution of the common stock may be deemed to be “underwriters” within the meaning of the Securities Act. Commissions, discounts or concessions received by any such broker-dealer or agent may be deemed to be underwriting commissions under the Securities Act. We and the selling stockholders have agreed to certain indemnification arrangements. See “Plan of Distribution” on page 20.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated                 , 2003

WHERE YOU CAN FIND MORE INFORMATION
INFORMATION INCORPORATED BY REFERENCE
THE COMPANY
FORWARD-LOOKING STATEMENTS
RISK FACTORS
USE OF PROCEEDS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
SIGNATURES
EXHIBIT INDEX
EXHIBIT 5.1
EXHIBIT 23.2

     You should rely only on the information contained or incorporated by reference in this prospectus and in any accompanying prospectus supplement. We have not authorized anyone to provide you with different information.

     The shares of common stock are not being offered in any jurisdiction where the offer is not permitted.

WHERE YOU CAN FIND MORE INFORMATION

•	GOVERNMENT FILINGS. We file annual, quarterly and special reports and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy any document that we file at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549, and the SEC’s public reference rooms in New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to you free of charge at the SEC’s web site at http://www.sec.gov.

•	STOCK MARKET. Our common stock is traded on the Nasdaq National Market. Material that we file with Nasdaq can be inspected at the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

•	INFORMATION INCORPORATED BY REFERENCE. The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede previously filed information, including information contained in this document.

INFORMATION INCORPORATED BY REFERENCE

We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until this offering has been completed:

1.	Our Annual Report on Form 10-K (including Form 10-K/A) for the fiscal year ended December 31, 2002.

2.	Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2003.

3.	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.

4.	Our Current Report on Form 8-K filed on October 7, 2003.

5.	The description of our common stock, which is contained in our registration statement on Form 8-A filed on April 26, 1999.

You may request free copies of these filings by writing or telephoning us at the following address:

Informatica Corporation
2100 Seaport Boulevard
Redwood City, California 94063
Attention: Investor Relations
(650) 385-5000

THE COMPANY

     We are a leading provider of data integration and business intelligence software that helps our customers leverage, integrate and transform enterprise data into timely, accurate business insight for improving business performance, enhancing revenue and meeting regulatory compliance. Using our products, business users and IT staff are more productive in their tasks. Business users gain valuable insight so they can help improve business performance, increase customer satisfaction and enhance competitive advantage. Senior IT personnel are equipped with infrastructure that can help them deploy data integration projects and business intelligence solutions faster, cheaper and with less risk than several other alternatives in the market.

     Over the last two decades, companies have made significant investments in a variety of transactional applications, such as Enterprise Resource Planning (ERP), Customer Relationship Management (CRM) and Supply Chain Management (SCM) software to automate specific business functions, including general ledger, human resources, customer relationships and supply chain. The ultimate goal of deploying these applications is to make businesses more efficient through automation. However, these transactional applications generate massive volumes of information in disparate software systems that typically do not talk to each other or share data. Organizations are now finding that the strategic value of information technology goes beyond process automation. Companies are realizing the need to have a unified and complete view of all of the information about their customers, suppliers and operations in order to make better business decisions. When armed with a complete view of their business, decision makers can use that information to collaborate internally or externally with one’s customers, suppliers and partners to improve performance and productivity.

     Informatica addresses this need with a unified data integration and business intelligence software solution. Our products are designed to integrate data from the enterprise’s various systems for the delivery of insight to business users across the entire organization, helping them to make better decisions—ultimately turning information into competitive advantage. Informatica is the leading provider of data integration products. Our data integration platform handles a broad range of enterprise-wide integration projects, both operational and analytical, including: data warehousing, data synchronization, data migration, legacy conversion, Business Activity Monitoring, and information hubs. Our business intelligence platform provides easy-to-use, broadly deployable dashboards, scorecards and intuitive guided analysis for all business users to better manage the performance of their organization. When combined, our data integration and business intelligence software enables and accelerates data integration and business intelligence initiatives, allowing enterprises to improve strategic aspects of their business performance, including direct and indirect sales, marketing, customer service, operations, finance, human resources, procurement, manufacturing, and supply chain.

     Informatica recently acquired Striva Corporation, an award-winning provider of mainframe integration solutions with whom Informatica has had an OEM relationship for over two years. Striva’s patented technology, which includes mainframe solutions for high-speed bulk data movement and real-time change capture can help companies more effectively access the vast amounts of enterprise data on mainframes for mission-critical business decisions.

     We believe our products provide our customers with the following primary benefits:

•	Information integrated from a wide range of business functions and disparate data sources consolidated into a single view of enterprise information;

•	Leveraging existing information assets by integrating and transforming data from any source to deliver actionable insight and reporting across the enterprise;

•	Lowering the time, cost, and risk to integrate data and deliver insight to optimize business performance;

•	Simplifying data management and improves data integrity and auditability;

•	Providing scalability and performance for broad deployment inside and outside the enterprise;

•	Broad deployment of personalized, Web-based business intelligence to information workers across the enterprise.

     We have customers in a wide variety of industries ranging from high technology to manufacturing, and from financial services to telecommunications. We also maintain relationships with a variety of strategic partners to jointly develop, market, sell and/ or implement our software products. Our significant strategic partners include Accenture, BEA Systems, BearingPoint, Deloitte Consulting, HP, i2 Technologies, IBM, Manugistics, Mitsubishi Electric, PeopleSoft, Siebel Systems, Sybase, Teradata Division of NCR Corporation and webMethods. We market and sell our software and services through our direct sales force in the United States as well as Belgium, Canada, France, Germany, the Netherlands, Switzerland and the United Kingdom. We also have relationships with distributors in various regions, including Asia-Pacific, Australia, Europe, Japan and Latin America, who sublicense our products and provide service and support within their territories. More than twenty-five independent software vendors, including several of our strategic partners, have licensed our technology for inclusion in their products.

     Our corporate headquarters are located at 2100 Seaport Boulevard, Redwood City, California 94063, and our telephone number at that location is (650) 385-5000. We can also be reached at our Web site at www.informatica.com; however the information in, or that can be accessed through, our Web site is not part of this report. We were incorporated in California in February 1993 and reincorporated in Delaware in April 1999.

FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated into this prospectus by reference include “forward-looking statements” within the meaning of the federal securities laws, particularly statements referencing our expectations relating to service revenues, cost of revenues, operating expenses and international expansion; the sufficiency of our cash balances and cash flows for the next twelve months; potential investments of cash or stock to acquire or invest in complementary businesses, products or technologies; the impact of recent changes in accounting standards; and assumptions underlying any of the foregoing. In some cases, forward-looking statements can be identified by the use of terminology such as “may,” “will,” “expects,” “intends,” “plans,” “anticipates,” “estimates,” “potential,” or “continue,” or the negative thereof or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements contained herein are reasonable, these expectations or any of the forward-looking statements could prove to be incorrect, and actual results could differ materially from those projected or assumed in the forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to risks and uncertainties, including but not limited to the factors set forth under the heading “Risk Factors” on page 7 of this prospectus. All forward-looking statements and reasons why results may differ included in this prospectus are made as of the date hereof, and we assume no obligation to update any such forward-looking statements or reasons why actual results may differ.

RISK FACTORS

     Investors should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently believe are immaterial may also impair our business operations. Our business could be harmed by any of these risks. The trading price of our common stock could decline due to any of these risks and investors may lose all or part of their investment. In assessing these risks, investors should also refer to the other information contained or incorporated by reference in this Form S-3, including our consolidated financial statements and related notes.

     The expected fluctuation of our quarterly results could cause our stock price to experience significant fluctuations or declines.

     Our quarterly operating results have fluctuated in the past and are likely to do so in the future. These fluctuations could cause our stock price to also significantly fluctuate or experience declines. Some of the factors that could cause our operating results to fluctuate include:

•	the size and timing of customer orders, which can be affected by customer order deferrals in anticipation of future new product introductions or product enhancements and customer budgeting and purchasing cycles;

•	the length and variability of our sales cycle for our products;

•	general economic and political conditions, including warfare and terrorist activities, which may affect our customers’ capital investment and information technology spending levels;

•	market acceptance of our products;

•	the mix of our products and services sold and the mix of distribution channels utilized;

•	our success with our sales and marketing programs;

•	announcement, introduction or enhancement of our products or our competitors’ products and changes in our or our competitors’ pricing policies;

•	our ability to develop, introduce and market new products on a timely basis;

•	technological changes in computer systems and environments; and

•	increased competition from partnerships formed by our current and former partners and our competitors.

     Our license revenues are not predictable with any significant degree of certainty and are vulnerable to short-term fluctuations in customer demand. Because we do not have a substantial backlog of orders, our license revenues generally reflect orders shipped in the same quarter they are received. In addition license revenues from certain international customers, resellers and distributors, and OEMs are dependent on cash collections. Historically, we have recognized a substantial portion of our license revenues in the last month of each quarter, and more recently, in the last few weeks of each quarter. If customers cancel or delay orders it can have a material adverse impact on our revenues and results of operations for the quarter. To the extent any such cancellations or delays are for large orders, this impact will be greater. To the extent that the average size of our orders increases, customer cancellations or delays of orders will more likely harm our revenues and results of operations.

     Our license revenues are also difficult to forecast because the market for our products is rapidly evolving, and our sales cycles, which may last many months, vary substantially from customer to customer and vary in general due to a number of factors, some of which we have little or no control over, such as (1) size and timing of individual license transactions, the closing of which tends to be delayed by customers until the end of a fiscal quarter as a negotiating tactic, (2) potential for delay or deferral of customer implementations of our software, (3) changes in customer budgets, (4) seasonality of technology purchases, (5) direct sales force efforts to meet or exceed quarterly and year-end quotas, (6)

lower European sales during the summer months, and (7) other general economic and political conditions. By comparison, our short-term expense levels are relatively fixed and based in part on our expectations of future revenues.

     The difficulty we have in predicting our quarterly revenue means revenue shortfalls may occur at some time, and our inability to adequately reduce short-term expenses means such shortfalls will affect not only our revenue, but also our overall business, results of operations and financial condition. Due to the uncertainty surrounding our revenues, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. Therefore, you should not take our quarterly results to be indicative of our future performance. Moreover, our future operating results may fall below the expectations of stock analysts and investors. If this happens, the price of our common stock may fall.

     Changes in our product offerings may impact market acceptance of our products or adversely affect our results of operations.

     We recently ceased direct sales of our analytic application suites and data warehouse modules; however, we have made this packaged analytic content available to our indirect channel partners. The success of this product transition is subject to significant risks, including the following:

•	customers may be confused by the change in the product offerings and may delay or defer purchases;

•	existing customers may disagree with our change in product direction and be less likely to purchase additional products in the future;

•	existing customers of our analytic application suites and data warehouse modules may not renew their support services agreements, which may reduce our overall maintenance revenues and maintenance renewal rates;

•	we will need to spend time and resources to refocus our sales and marketing efforts on our data integration and business intelligence software;

•	we may experience difficulties in managing the transition of this packaged analytic content to our indirect channel partners; and

•	our overall reputation in the marketplace may be impaired as a result of these changes in our product offerings.

     To the extent that we encounter or are unable to successfully manage any of the risks outlined above, our results of operations may be adversely affected.

     If we are unable to accurately forecast revenues, it may harm our business or results of operations.

     We use a “pipeline” system, a common industry practice, to forecast sales and trends in our business. Our sales personnel monitor the status of all proposals, including the date when they estimate that a customer will make a purchase decision and the potential dollar amount of the sale. We aggregate these estimates periodically in order to generate a sales pipeline. We compare the pipeline at various points in time to look for trends in our business. While this pipeline analysis may provide us with some guidance in business planning and budgeting, these pipeline estimates are necessarily speculative and may not consistently correlate to revenues in a particular quarter or over a longer period of time. In addition, our current sales pipeline may contain forecasted opportunities for our analytic application suites or our data warehouse modules that will be transitioned to our systems integration and software application partners, which may impact: (1) our ability to convert the sales pipeline into license revenues; and (2) the amount of license revenues generated from the sales pipeline. Additionally, because we have historically recognized a substantial portion of our license revenues in the last month of each quarter, and more recently, in the last few weeks of each quarter, we may not be able to adjust our cost structure in a timely manner in response to variations in the conversion of the sales pipeline into license revenues. Any change in the conversion of the pipeline into customer sales or in the pipeline itself could cause us to improperly plan or budget and thereby adversely affect our business, financial condition or results of operations. In particular, the general economic slowdown has caused customer purchases to be reduced in amount, deferred or cancelled, and therefore has reduced the overall license pipeline conversion rates in 2002. In the first half of 2003, we continued to experience a decrease in our pipeline conversion rate due to the war in Iraq and continued lag of the general economy and IT spending. This economic slowdown could continue to adversely affect the size of the sales pipeline and the rate of conversion of the sales pipeline into license revenue in the future.

     The market in which we sell our products is highly competitive.

     The market for our products is highly competitive, quickly evolving and subject to rapidly changing technology. Many of our competitors or potential competitors have longer operating histories, substantially greater financial, technical, marketing or other resources, or greater name recognition than we do. Our competitors may be able to respond more quickly than we can to new or emerging technologies and changes in customer requirements. Competition could seriously impede our ability to sell additional products and services on terms favorable to us. Our current and potential competitors may develop and market new technologies that render our existing or future products obsolete, unmarketable or less competitive. We believe we currently compete more on the basis of our products’ functionality than on the basis of price. If our competitors develop products with similar or superior functionality, we may have difficulty competing on the basis of price.

     Our current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with other solution providers, thereby increasing the ability of their products to address the needs of our prospective customers. Our current and potential competitors may establish or strengthen cooperative relationships with our current or future strategic partners, thereby limiting our ability to sell products through these channels. Additionally, if any of our current or potential competitors consolidate their operations, and as a result provide a broader suite of software products or solutions, our ability to market and sell our software products could be impaired. Competitive pressures could reduce our market share or require us to reduce our prices, either of which could harm our business, results of operations or financial condition. We compete principally against providers of integration software products. Such competitors include Ascential Software, Embarcadero Technologies, Group 1 Software, Sagent Technologies and certain privately-held companies.

     In addition, we compete against business intelligence vendors that currently offer, or may develop, products with functionalities that compete with our products, such as Brio Technology, Business Objects, Cognos, Hyperion Solutions, Microstrategy and certain privately-held companies. We also compete against certain database and enterprise application vendors, which offer products that typically operate specifically with these competitors’ proprietary databases. Such potential competitors include IBM, Microsoft, Oracle, PeopleSoft, SAP and Siebel Systems.

     Our business could suffer as a result of our strategic acquisitions and investments.

     In September 2003, we acquired Striva, a provider of mainframe data integration solutions. Our attempts to effectively integrate Striva, its intellectual property, and its personnel, will place an additional burden on our management and infrastructure. This acquisition, and any others we may make in the future, will subject us to a number of risks, including:

•	the loss of key personnel, customers and business relationships;

•	difficulties associated with assimilating and integrating the technology, new personnel and operations of Striva or other acquired companies;

•	the potential disruption of our ongoing business;

•	the expense associated with maintenance of uniform standards, controls, procedures, employees and clients;

•	the risk of product malfunction after new technology is integrated;

•	the diversion of resources from the development of our own proprietary technology;

•	our inability to generate revenue from new technology sufficient to offset associated acquisition and maintenance costs;

•	the assumption of contracts or agreements which may contain terms or conditions which are unfavorable to us; and

•	the risk of long-lived asset impairment write-offs.

     There can be no assurance that we will be successful in overcoming these risks or any other problems encountered in connection with our past or future acquisitions. To the extent that we are unable to successfully manage these risks, our business, operating results or financial condition may be negatively impacted.

     If we do not maintain and strengthen our relationships with our strategic partners, our ability to generate revenue and control implementation costs will be adversely affected.

     We believe that our ability to increase the sales of our products and our future success will depend in part upon maintaining and strengthening successful relationships with our current or future strategic partners. In addition to our direct sales force, we rely on established relationships with a variety of strategic partners, such as systems integrators, resellers and distributors, for marketing, licensing, implementing and supporting our products in the United States and internationally. We also rely on relationships with strategic technology partners, such as enterprise application providers, database vendors and data quality vendors, for the promotion and implementation of our products.

     In particular, our ability to market our products depends substantially on our relationships with significant strategic partners, including Accenture, Bearing Point, Deloitte Consulting, Firstlogic, Hewlett-Packard, i2 Technologies, IBM, Mitsubishi Electric, PeopleSoft, Siebel Systems, Sybase and webMethods. In addition, our strategic partners may offer products of several different companies, including, in some cases, products that compete with our products. We have limited control, if any, as to whether these strategic partners devote adequate resources to promoting, selling and implementing our products.

     We may not be able to maintain our strategic partnerships or attract sufficient additional strategic partners who are able to market our products effectively, who are qualified to provide timely and cost-effective customer support and service or who have the technical expertise and personnel resources necessary to implement our products for our customers. In particular, if our strategic partners do not devote resources to implement our products, we may incur substantial additional costs associated with hiring and training additional qualified technical personnel to timely implement solutions for our customers. Furthermore, our relationships with our strategic partners may not generate enough revenue to offset the significant resources used to develop these relationships.

     General economic or political conditions and world health issues may reduce our revenues and harm our business.

     As our business has grown, we have become increasingly subject to the risks arising from adverse changes in domestic and global economic and political conditions. For example, we believe that companies in a variety of industries have delayed, reduced or cancelled technology purchases because of such events as the terrorist actions of September 11, 2001 and the recent military actions in Afghanistan and Iraq. In particular, we experienced the impact of the September 11, 2001 events in the fourth quarter of 2001 and the economic slowdown in 2001 and 2002 with reductions in capital expenditures by our end-user customers, longer sales cycles, and deferral or delay of purchase commitments for our products. We also believe that in the first half of 2003 our license revenues were negatively impacted by the war in Iraq. Moreover, these factors may have also negatively impacted the rate of market acceptance of our business intelligence product. As a result, if the current economic conditions in the U.S. and Europe continue or worsen, if a wider or global economic slowdown occurs, or if there is an escalation in regional or global conflicts, we may fall short of our revenue expectations for the third quarter of 2003 or for the entire year. These conditions would negatively affect our business and results of operations. In addition, weakness in the end-user market could negatively affect the cash flow of our reseller customers who could, in turn, delay their payment obligations to us. This would increase our credit risk exposure, which would harm our financial condition.

     Furthermore, our operations and sales in Asia and Canada may be adversely impacted to the extent that there are any further outbreaks of Severe Acute Respiratory Syndrome, or SARS, if our business or the businesses of our customers are disrupted by travel restrictions or the illness and quarantine of employees. The spread of SARS in the United States or Europe would also disrupt our business and adversely affect our results of operations.

     The lengthy sales cycle and implementation process of our products makes our revenues susceptible to fluctuations.

     Our sales cycle can be lengthy because the expense, complexity, broad functionality and company-wide deployment of our products typically require executive-level approval from our customers before they can purchase our products. In addition, to successfully sell our products, we frequently must educate our potential customers about the full benefits of our products, which also can require significant time. Due to these factors, the sales cycle associated with the purchase of our products is subject to a number of significant risks over which we have little or no control, including:

•	customers’ budgetary constraints and internal acceptance review procedures;

•	the timing of budget cycles;

•	concerns about the introduction of our products or competitors’ new products; or

•	potential downturns in general economic or political conditions.

     Further, our sales cycle may lengthen as we continue to focus our sales efforts on large corporations. The implementation of our products can be a complex and time-consuming process, the length and cost of which may be difficult to predict. If our sales cycle and implementation process lengthens unexpectedly, it could adversely affect the timing of our revenues or increase costs, either of which may independently cause fluctuations in our revenue and results of operations.

     If the market in which we sell our products and services does not meet our expectations, it will adversely affect our revenues.

     The market for software products that enable more effective business decision-making by helping companies aggregate and utilize data stored throughout an organization, is relatively new and still emerging. Substantially all of our revenues are attributable to the sale of products and services in this market. If this market does not meet our forecasts at the rate we anticipate, we will not be able to sell as much of our software products and services, and our business, results of operations and financial condition will be adversely affected. One of the reasons this market might not grow as we anticipate is that many companies are not yet fully aware of the benefits of using these software products to help make business decisions or the benefits of our specific products. As a result, we believe that only a limited number of large companies have deployed these software products. Although we have devoted and intend to continue to devote significant resources promoting market awareness of the benefits of these products, our efforts may be unsuccessful or insufficient.

     Because we sell a limited number of products, if these products do not achieve broad market acceptance, our revenues will be adversely affected.

     To date, substantially all of our revenues have been derived from our data integration products such as PowerCenter, PowerMart, PowerConnect and related services, and to a lesser extent, our analytic application suites, data warehouse modules, business intelligence products and related services. We expect revenues derived from our data integration and business intelligence software and related services to comprise substantially all of our revenues for the foreseeable future since we have ceased direct sales of our analytic application suites and data warehouse modules. Even if the emerging software market in which these products are sold grows substantially, if any of these products do not achieve market acceptance, our revenues could decrease. In particular, we recently released our new business intelligence product, and the degree of market acceptance is currently uncertain. Market acceptance for these products could be affected if, among other things, competition substantially increases in the enterprise analytic software marketplace or transactional applications suppliers integrate their products to such a degree that the utility of the data integration functionality that our products provide is minimized or rendered unnecessary.

     Difficulties we may encounter managing our business could harm our results of operations.

     In the past, we have experienced a period of rapid and substantial growth that has placed a strain on our administrative and operational infrastructure and, if such growth resumes, will continue to place a strain on our administrative and operational infrastructure. If such growth resumes and we are unable to manage this growth effectively, our business, results of operations or financial condition may be significantly harmed. Our ability to manage our operations and growth effectively requires us to continue to improve our sales, operational, financial and management controls, reporting systems and procedures and hiring programs.

     We may not be able to successfully implement improvements to our sales, customer support, management information and control systems in an efficient or timely manner, and we may discover deficiencies in existing systems and controls. We are continually implementing improvements to our control systems and have licensed technology from third parties to accomplish this objective. We may experience difficulties in managing improvements to our internal controls or in connection with third-party software, which could divert our resources, including the attention of management.

     Recent terrorist activities and resulting military and other actions could adversely affect our business.

     The terrorist attacks on September 11, 2001, disrupted commerce throughout the world. In response to attacks and other threats, the United States is actively contemplating and pursuing support for further military force to pursue those behind these attacks and is initiating broader actions against global terrorism. The continued threat of terrorism throughout the world, the escalation of military action in Afghanistan and Iraq, and heightened security measures in response to such threats may continue to cause significant disruption to commerce throughout the world. To the extent that such disruptions result in instability of capital markets, the imposition of further import and export restrictions, reductions in capital expenditures or spending on information technology, longer sales cycles, deferral or delay of customer orders, reductions of engineering resources, or an inability to effectively market our products, our business and results of operations could be materially and adversely affected.

     The loss of key personnel or the inability to attract and retain additional personnel could harm our business, results of operations and financial condition.

     We believe our success depends upon our ability to attract and retain highly skilled personnel and key members of our management team. We currently do not have any key-man life insurance relating to our key personnel, and their employment is at-will and not subject to employment contracts. We may not be successful in attracting, assimilating and retaining key personnel in the future.

     We expect seasonal trends to cause our quarterly revenues to fluctuate.

     In recent years, there has been a relatively greater demand for our products in the fourth quarter than in each of the first three quarters of the year, particularly the first quarter, which often experiences less growth than other quarters. As a result, we historically have experienced relatively higher bookings in the fourth quarter and relatively lighter bookings in the first quarter. We believe that these fluctuations are caused by customer buying patterns (often influenced by year-end budgetary pressures) and the efforts of our direct sales force to meet or exceed year-end sales quotas. In addition, European sales tend to be relatively lower during the summer months than during other periods. Due to the economic slowdown beginning in 2001, our 2001, 2002 and 2003 quarterly revenues may not be indicative of seasonal trends that were experienced in prior years. When the global economy recovers, we expect that seasonal trends may continue in the foreseeable future.

     Our stock price fluctuates as a result of factors other than our operating results.

     The market price for our common stock has experienced significant fluctuations and may continue to fluctuate significantly. The market price for our common stock may be affected by a number of factors, including our operating results and the following:

•	the announcement of new products or product enhancements by our competitors;

•	quarterly variations in our competitors’ results of operations;

•	changes in earnings estimates by securities analysts;

•	changes in recommendations by securities analysts;

•	developments in our industry;

•	changes in accounting rules, such as the recording of expenses related to employee stock option grants; and

•	general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

     In addition, stock prices for many companies in the technology and emerging growth sectors have experienced wide fluctuations that have often been unrelated to the operating performance of such companies. After periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against that company. We and certain of our officers and directors have been named as defendants in a purported class action complaint, which has been filed on behalf of certain persons who purchased our common stock between April 29, 1999 and December 6, 2000. Such factors and fluctuations, as well as general economic, political and market conditions, may cause the market price of our common stock to decline, which may impact our operations.

     We rely on third-party technologies, and if we are unable to use or integrate these technologies, our product and service development may be delayed.

     We intend to continue to license technologies that are developed and maintained by third parties, including applications used in our research and development activities and technologies, which are integrated into our products and services. We rely on these third parties’ abilities to enhance their current technologies and to respond to emerging industry standards and other technological changes. If we cannot obtain, integrate or continue to license any of these technologies, we may experience a delay in product and service development until equivalent technology can be identified, licensed and integrated. These technologies may not continue to be available to us on commercially reasonable terms or at all. Although we believe there are other sources for these technologies, any significant interruption in the supply of these technologies could adversely impact our business operations unless and until we can secure another source or develop our own equivalent technology. We may not be able to successfully integrate any licensed technology into our products or services, which would harm our business and operating results. Third-party licenses also expose us to increased risks that include:

•	risks of product malfunction after new technology is integrated;

•	the diversion of resources from the development of our own proprietary technology; and

•	our inability to generate revenue from new technology sufficient to offset associated acquisition and maintenance costs.

     Our products interoperate with a variety of third-party technologies.

     Our products are designed to interoperate with and provide access to a wide range of third-party developed and maintained hardware and software technologies, which are used by our customers. The future design and development plans of the third parties that maintain these technologies are not within our control and may not be in line with our future product development plans. We may also rely on such third parties to provide us with access to these technologies so that we can properly test and develop our products designed to interoperate with the third-party technologies. These third parties may in the future refuse or otherwise be unable to provide us with the necessary access to their technologies. We may not be able to continue to ensure that our products will interoperate with or provide access to these third-party developed technologies developed in the future, which may harm our business and operating results.

     Our distribution channels may create additional risks.

     We have a number of relationships with resellers, systems integrators and distributors which assist us in obtaining broad market coverage for our products and services. We have generally avoided exclusive relationships with resellers and distributors of our products. Our discount policies, sales commission structure and reseller licensing programs are intended to support each distribution channel with a minimum level of channel conflicts. Any failure to minimize potential channel conflicts could materially and adversely affect our business, operating results and financial condition.

     Any significant defect in our products could cause us to lose revenue and expose us to product liability claims.

     The software products we offer are inherently complex and despite extensive testing and quality control, have in the past and may in the future contain errors or defects, especially when first introduced. These defects and errors could cause damage to our reputation, loss of revenue, product returns, order cancellations or lack of market acceptance of our products, and as a result, harm our business, results of operations or financial condition. We have in the past and may in the future need to issue corrective releases of our software products to fix these defects or errors. For example, we issued corrective releases to fix problems with the version of our PowerMart released in the first quarter of 1998. As a result, we had to allocate significant customer support resources to address these problems.

     Our license agreements with our customers typically contain provisions designed to limit our exposure to potential product liability claims. The limitation of liability provisions contained in our license agreements, however, may not be effective as a result of existing or future national, federal, state or local laws or ordinances or unfavorable judicial decisions. Although we have not experienced any product liability claims to date, the sale and support of our products entails the risk of such claims, which could be substantial in light of the use of our products in enterprise-wide environments. If a claimant successfully brings a product liability claim against us, it would likely significantly harm our business, results of operations or financial condition.

     Technological advances and evolving industry standards could adversely impact our future product sales.

     The market for our products is characterized by continuing technological development, evolving industry standards and changing customer requirements. The introduction of products by our direct competitors or others embodying new technologies, the emergence of new industry standards or changes in customer requirements could render our existing products obsolete, unmarketable or less competitive. In particular, an industry-wide adoption of uniform open standards across heterogeneous applications could minimize the importance of the integration functionality of our products and materially adversely affect the competitiveness and market acceptance of our products. Our success depends upon our ability to enhance existing products, to respond to changing customer requirements and to develop and introduce in a timely manner new products that keep pace with technological and competitive developments and emerging industry standards. We have in the past experienced delays in releasing new products and product enhancements and may experience similar delays in the future. As a result, in the past, some of our customers deferred purchasing the PowerMart product until the next upgrade was released. Future delays or problems in the installation or implementation of our new releases may cause customers to forego purchases of our products and purchase those of our competitors instead. Failure to develop and introduce new products, or enhancements to existing products, in a timely manner in response to changing market conditions or customer requirements, will materially and adversely affect our business, results of operations and financial condition.

     We recognize revenue from specific customers at the time we receive payment for our products, and if these customers do not make timely payment, our revenues could decrease.

     Based on limited credit history, we recognize revenue from direct end users, resellers, distributors and OEMs which have not been deemed credit-worthy at the time we receive payment for our products, rather than at the time of sale. If these customers do not make timely payment for our products, our revenues could decrease. If our revenues decrease, the price of our common stock may fall.

     We have a limited operating history and a history of losses, and we may not be able to achieve profitable operations.

     We were incorporated in 1993 and began selling our products in 1996; therefore, we have a limited operating history upon which investors can evaluate our operations, products and prospects. We have incurred significant net losses since our inception, and we may not consistently achieve profitability.

     Our international operations expose us to greater intellectual property, collections, exchange rate fluctuations, regulatory and other risks, which could limit our future growth.

     Our international operations face numerous risks. Our products must be localized — customized to meet local user needs — in order to be sold in particular foreign countries. Developing local versions of our products for foreign markets is difficult and can take longer than we anticipate. We currently have limited experience in localizing products and in testing whether these localized products will be accepted in the targeted countries. We cannot assure you that our localization efforts will be successful. In addition, we have only a limited history of marketing, selling and supporting our products and services internationally. As a result, we must hire and train experienced personnel to staff and manage our foreign operations. However, we may experience difficulties in recruiting and training an international staff. We must also be able to enter into strategic relationships with companies in international markets. If we are not able to maintain successful strategic relationships internationally or recruit additional companies to enter into strategic relationships, our future success in these international markets could be limited.

     Our international business is subject to a number of risks, including the following:

•	greater difficulty in staffing and managing foreign operations;

•	increased costs and less flexibility in managing and deploying headcount;

•	sales seasonality;

•	greater risk of uncollectible accounts;

•	longer collection cycles;

•	greater difficulty in protecting intellectual property;

•	potential unexpected changes in regulatory practices and tariffs;

•	potential unexpected changes in tax laws and treaties;

•	the impact of fluctuating exchange rates between the U.S. dollar and foreign currencies in markets where we do business because we do not engage in any hedging activities; and

•	general economic and political conditions in these foreign markets.

     We may encounter difficulties predicting the extent of the future impact of these conditions. These factors and other factors could harm our ability to gain future international revenues and, consequently, materially impact our business, results of operations and financial condition.

     We may expand our international operations in the future, and as a result, we may face significant additional risks. Our failure to manage our international operations and the associated risks effectively could limit the future growth of our business. The expansion of our existing international operations and entry into additional international markets will require significant management attention and financial resources.

     If we are not able to adequately protect our proprietary rights, our business could be harmed.

     Our success depends upon our proprietary technology. We believe that our product developments, product enhancements, name recognition and the technological and innovative skills of our personnel are essential to establishing and maintaining a technology leadership position. We rely on a combination of patent, copyright, trademark and trade secret rights, confidentiality procedures and licensing arrangements to establish and protect our proprietary rights.

However, these legal rights and contractual agreements may provide only limited protection. Our pending patent applications may not be allowed or our competitors may successfully challenge the validity or scope of any of our six issued patents or any future issued patents. Our patents alone may not provide us with any significant competitive advantage, and third parties may develop technologies that are similar or superior to our technology or design around our patents. Third parties could copy or otherwise obtain and use our products or technology without authorization, or develop similar technology independently. We cannot easily monitor any unauthorized use of our products, and, although we are unable to determine the extent to which piracy of our software products exists, software piracy is a prevalent problem in our industry in general.

     The risk of not adequately protecting our proprietary technology and our exposure to competitive pressures may be increased if a competitor should resort to unlawful means in competing against us. We recently filed a complaint against Ascential Software Corporation in which we asserted that Ascential, and a number of former Informatica employees recruited and hired by Ascential, misappropriated our trade secrets, including sensitive products and marketing information and detailed sales information regarding existing and potential customers and unlawfully used that information to benefit Ascential in gaining a competitive advantage against us. In July 2003, we settled this lawsuit with Ascential. The settlement includes a consent judgment being entered against Ascential, and a permanent injunction enjoining Ascential from using, or further disseminating, confidential, sensitive Informatica information and materials. Ascential also agreed to pay Informatica a sum of $1.6 million.

     We have entered into agreements with many of our customers and partners that require us to place the source code of our products into escrow. Such agreements generally provide that such parties will have a limited, non-exclusive right to use such code if: (1) there is a bankruptcy proceeding by or against us; (2) we cease to do business; or (3) we fail to meet our support obligations. Although our agreements with these third parties limit the scope of rights to use of the source code, we may be unable to effectively control such third-party’s actions.

     Furthermore, effective protection of intellectual property rights is unavailable or limited in various foreign countries. The protection of our proprietary rights may be inadequate and our competitors could independently develop similar technology, duplicate our products or design around any patents or other intellectual property rights we hold.

     We may be forced to initiate litigation in order to protect our proprietary rights. For example, on July 15, 2002, we filed a patent infringement lawsuit against Acta Technology, Inc. Although this lawsuit is in the early stages, litigating claims related to the enforcement of proprietary rights can be very expensive and can be burdensome in terms of management time and resources, which could adversely affect our business and operating results.

     We may face intellectual property infringement claims that could be costly to defend and result in our loss of significant rights.

     As is common in the software industry, we have received and may continue from time to time to receive notices from third parties claiming infringement by our products of third-party patent and other proprietary rights. Third parties could claim that our current or future products infringe their patent or other proprietary rights. As the number of software products in our target markets increases and the functionality of these products further overlaps, we may become increasingly subject to claims by a third party that our technology infringes such party’s proprietary rights. Any claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements, any of which could adversely affect our business, financial condition and operating results. Although we do not believe that we are currently infringing any proprietary rights of others, legal action claiming patent infringement could be commenced against us, and we may not prevail in such litigation given the complex technical issues and inherent uncertainties in patent litigation. The potential effects on our business that may result from a third-party infringement claim include the following:

•	we may be forced to enter into royalty or licensing agreements, which may not be available on terms acceptable to us, or at all;

•	we may be required to indemnify our customers or obtain replacement products or functionality for our customers;

•	we may be forced to significantly increase our development efforts and resources to redesign our products as a result of these claims; and

•	we may be forced to discontinue the sale of some or all of our products.

     We may engage in future acquisitions or investments that could dilute our existing stockholders, or cause us to incur contingent liabilities, debt or significant expense.

     From time to time, in the ordinary course of business, we may evaluate potential acquisitions of, or investments in, related businesses, products or technologies. Future acquisitions could result in the issuance of dilutive equity securities, the incurrence of debt or contingent liabilities. There can be no assurance that any strategic acquisition or investment will succeed. Any future acquisition or investment could harm our business, financial condition and results of operation.

     Our certificate of incorporation and bylaws contain provisions that could discourage a takeover.

     Our basic corporate documents and Delaware law contain provisions that might enable our management to resist a takeover. These provisions might discourage, delay or prevent a change in the control of Informatica or a change in our management. In addition, we have adopted a stockholder rights plan. Under the plan, we issued a dividend of one right for each outstanding share of common stock to stockholders of record as of November 12, 2001, and such rights will become exercisable only upon the occurrence of certain events. Because the rights may substantially dilute the stock ownership of a person or group attempting to take us over without the approval of our Board of Directors, the plan could make it more difficult for a third party to acquire us — or a significant percentage of our outstanding capital stock — without first negotiating with our Board of Directors regarding such acquisition.

     Our bylaws provide that we have a classified Board of Directors, with each class of directors subject to re-election every three years. This classified board has the effect of making it more difficult for third parties to insert their representatives on our Board of Directors and gain control of Informatica. These provisions could also discourage proxy contests and make it more difficult for our stockholders to elect directors and take other corporate actions. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock.

     We may need to raise additional capital in the future, which may not be available on reasonable terms to us, if at all.

     We may not generate sufficient revenue from operations to offset our operating or other expenses. As a result, in the future, we may need to raise additional funds through public or private debt or equity financings. We may not be able to borrow money or sell more of our equity securities to meet our cash needs. Even if we are able to do so, it may not be on terms that are favorable or reasonable to us. If we are not able to raise additional capital when we need it in the future, our business could be seriously harmed.

     Business interruptions could adversely affect our business.

     Our operations are vulnerable to interruption by fire, earthquake, power loss, telecommunications failure and other events beyond our control. We do not have a detailed disaster recovery plan. Our facilities in the State of California are currently subject to electrical blackouts as a consequence of a shortage of available electrical power, which occurred during 2001. In the event these blackouts are reinstated, they could disrupt the operations of our affected facilities. In connection with the shortage of available power, prices for electricity may continue to increase in the foreseeable future. Such price changes will increase our operating costs, which could in turn hurt our profitability. In addition, we do not carry sufficient business interruption insurance to compensate us for losses that may occur, and any losses or damages incurred by us could have a material adverse effect on our business.

USE OF PROCEEDS

     We will not receive any proceeds from the sale of the common stock by the selling stockholders. All net proceeds from the sale of the common stock covered by this prospectus will go to the selling stockholders who offer and sell their shares.

SELLING STOCKHOLDERS

     The following table sets forth the number of shares owned by each of the selling stockholders as of October 7, 2003, and the number of shares owned by each of the selling stockholders that may be offered for sale from time to time by this prospectus. None of the selling stockholders has had a material relationship with us within the past three years other than as described below or as a result of their ownership of the shares or other securities of Informatica. No estimate can be given as to the amount of shares that will be held by the selling stockholders after completion of this offering because the selling stockholders may offer all or some of the shares and because there currently are no agreements, arrangements or understandings with respect to the sale of any of the shares. The shares offered by this prospectus may be offered from time to time by each of the selling stockholders. We may amend or supplement this prospectus from time to time to update the disclosure set forth herein.

Shares
Beneficially Owned(1)

			Number of Shares Which
	Number of Shares		May Be Sold Pursuant to
Name of Selling Stockholder	Beneficially Owned	Percentage(2)	This Prospectus (3)(4)

Advanced Technology Ventures VII, L.P.	918,474	1.10%	918,474
Advanced Technology Ventures VII (B), L.P.	36,859	*	36,859
Advanced Technology Ventures VII (C), L.P.	17,717	*	17,717
ATV Entrepreneurs VII, L.P.	5,474	*	5,474
ATV Alliance 2001, L.P.	5,925	*	5,925
ATV Alliance 2002, L.P.	2,963	*	2,963
BMC Software, Inc.	37,559	*	37,559
GCA Investments 2000	2,479	*	2,479
GCA Investments 2002	5,486	*	5,486
GC&H Investments, LLC	5,486	*	5,486
Leapfrog Ventures, L.P.	783,363	*	783,363
Silicon Valley BancVentures, L.P.	107,780	*	107,780
Silicon Valley Bank	14,132	*	14,132
Ulrich Althen (5)	3,397	*	1,632
Robert Anderson (5)(6)	201,847	*	201,847
Paul Bach (7)	234,358	*	234,358
Tina Bearne	512	*	511
Ray Brehm	7,211	*	2,408
Tina Clements	280	*	280
Neil Clifford (5)	1,371	*	622
Gordon J. Collins (5)	2,193	*	1,127
Nicholas Cook (5)	1,875	*	1,166
Paul Daws (5)	1,641	*	562
Miguel Fernandez (5)	1,290	*	661
Ross Ferrand (5)	1,138	*	496
Christopher Harris (5)	2,498	*	933
Patrick Hayward (5)	2,027	*	738
Paul Hopkins (5)	1,259	*	628
Colin Humphreys (5)	41,961	*	41,961
Michael Knowles	933	*	933

Shares
Beneficially Owned(1)

	Number		Number of Shares Which
	of Shares		May Be Sold Pursuant to
Name of Selling Stockholder	Beneficially Owned	Percentage(2)	This Prospectus (3)(4)

Richard E. Neff	1,219	*	1,219
Dale Norman (5)	1,373	*	700
Michael Pliner	41,757	*	5,593
Keith Pryke (5)	1,481	*	738
Terrence J. Reilly	2,913	*	2,913
David Richmond (5)(6)	443,078	*	443,078
Rod Richmond (5)	1,783	*	793
Richard Spencer (5)(6)	255,372	*	255,372
Jim Titmuss	443	*	443
Chang-Yung Tung	3,856	*	3,856
Michael Young	40,962	*	40,962
Christopher Webb (5)	2,020	*	2,020
Total	3,245,745	*	3,192,248

*	Less than 1% of our outstanding common stock.

     (1)  The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of October 7, 2003 through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned. The number of shares shown in the table includes, in the aggregate, options to purchase 53,497 shares of Informatica Common Stock.

     (2)  Percentage of beneficial ownership is based on 83,794,020 shares of our common stock that were outstanding as of October 6, 2003.

     (3)  This registration statement also covers any additional shares of common stock that become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration that results in an increase in the number of our outstanding shares of common stock.

     (4)  Includes an aggregate of 532,151 shares of common stock beneficially owned by the selling stockholders that have been deposited in escrow pursuant to the Agreement and Plan of Merger dated as of September 11, 2003 by and among Informatica Corporation, Stopwatch Acquisition Corporation, Striva Corporation and Pete Sinclair as Stockholder Representative, as amended, to secure the indemnification obligations of Striva Corporation thereunder (the “Escrow Shares”). Such escrow will expire on March 29, 2005 to the extent no claims on the Escrow Shares remain outstanding as of such date.

     (5)  This individual is a non-executive employee of Informatica.

     (6)  Pursuant to an agreement with the Company, a portion of these shares are subject to a right of repurchase of Informatica.

     (7)  Pursuant to an agreement with the Company, a portion of Mr. Bach’s shares are subject to trading restrictions.

PLAN OF DISTRIBUTION

     We are registering all shares of common stock (the “Shares”) on behalf of the selling stockholders. As used in this prospectus, “selling stockholders” includes the pledgees, donees, transferees or other successors in interest that receive such shares as a gift, partnership distribution or other non-sale related transfer. The Shares may be offered and sold from time to time by the selling stockholders. The selling stockholders will act independently of Informatica in making decisions with respect to the timing, manner and size of each sale.

     The selling stockholders may sell the Shares in the over-the-counter market or otherwise, at (1) market prices prevailing at the time of sale, (2) prices related to the prevailing market prices or (3) negotiated prices. The selling stockholders may sell some or all of their Shares through:

•	a block trade in which a broker-dealer may resell a portion of the block, as principal, in order to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account;

•	an over-the-counter distribution in accordance with the rules of the Nasdaq National Market;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers; or

•	in privately negotiated transactions.

     To the extent required, this prospectus may be amended and supplemented from time to time to describe a specific plan of distribution.

     In connection with the distribution of the Shares, the selling stockholders may also enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of our common stock in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also:

•	sell our common stock short and redeliver the Shares to close out such short positions;

•	enter into option or other types of transactions that require the selling stockholder to deliver the Shares to a broker-dealer, who will then resell or transfer the Shares pursuant to this prospectus (as supplemented or amended to reflect such transaction); or

•	loan or pledge the Shares to a broker-dealer, who may sell the loaned shares or, in the event of default, sell the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).

     In addition, any Shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

     The selling stockholders may negotiate and pay broker-dealers commissions, discounts or concessions for their services. Broker-dealers engaged by the selling stockholders may allow other broker-dealers to participate in resales. However, the selling stockholders and any broker-dealers involved in the sale or resale of the Shares may qualify as “underwriters” within the meaning of Section 2(11) of the Securities Act. In addition, the broker-dealers’ commissions, discounts or concessions may qualify as underwriters’ compensation under the Securities Act. If the selling stockholders qualify as “underwriters,” they will be subject to the prospectus delivery requirements of Section 153 of the Act, which may include delivery through the facilities of the NASD. We will pay all expenses incident to the offering and sale of the Shares to the public other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes.

     In order to comply with the securities laws of certain states, if applicable, the Shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of Shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus available to the selling stockholders, and we have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the Shares offered hereby. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

     At the time a particular offer of Shares is made, if required, a prospectus supplement will be distributed that will set forth the number of Shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

     The sale of Shares by the selling stockholders is subject to compliance by the selling stockholders with certain contractual restrictions they have with us. There can be no assurance that the selling stockholders will sell all or any of the Shares.

     We have agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act. In return, these selling stockholders have agreed to indemnify us and certain related persons against certain liabilities, including liabilities under the Securities Act.

     We have agreed with the selling stockholders to keep the Registration Statement, of which this prospectus constitutes a part, effective until the earlier of (1) the first date upon which all Shares then held by the selling stockholder may be sold under Rule 144 without any limitation on the amount of such shares sold, or (2) such time as all Shares have been sold hereunder. We intend to de-register any of the Shares not sold by the selling stockholders at the end of such period; however, it is anticipated that at such time any unsold shares may be freely tradable subject to compliance with Rule 144 of the Securities Act.

LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon by Wilson Sonsini Goodrich & Rosati, Palo Alto, California, counsel to Informatica.

EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K/A and the financial statement schedule (included in Form 10-K) for the year ended December 31, 2002, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

     We will pay all expenses incident to the offering and sale to the public of the shares being registered other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes. Such expenses are set forth in the following table. All of the amounts shown are estimates except the Securities and Exchange Commission (“SEC”) registration fee.

Amount To Be
Paid by
Registrant

SEC registration fee	$2,190
Legal fees and expenses	15,000
Accounting fees and expenses	7,500
Miscellaneous expenses	5,310

Total	$30,000

Item 15. Indemnification of Directors and Officers

     Under Section 145 of the General Corporate Law of the State of Delaware, we have broad powers to our directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act. Our Amended and Restated Bylaws also provide for mandatory indemnification of our directors and executive officers, and permissive indemnification of its employees and agents, to the fullest extent permissible under Delaware law.

     Our Amended and Restated Certificate of Incorporation provides that the liability of our directors for monetary damages shall be eliminated to the fullest extent permissible under Delaware law. Pursuant to Delaware law, this includes elimination of liability for monetary damages for breach of the directors’ fiduciary duty of care to us and our stockholders. These provisions do not eliminate the directors’ duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to us, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director’s responsibilities under any other laws, such as the securities laws or state or federal environmental laws. We maintain a policy of directors’ and officers’ liability insurance that insures our directors and officers against the costs of defense, settlement or payment of a judgment under certain circumstances.

Item 16. Exhibits and Financial Schedules

(a) Exhibits:

Exhibit
Number	Description of Document

2.1	Agreement and Plan of Merger, dated September 11, 2003, by and among Informatica, Stopwatch Acquisition Corporation and Striva Corporation, as amended (1)

5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation regarding the legality of the securities being registered.

23.1	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).

23.2	Consent of Ernst & Young LLP, independent auditors.

24.1	Power of Attorney (which is included on page II-4 herein).

(1) Incorporated by reference to Exhibits 2.1, 2.2 and 2.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 7, 2003.

(b) Financial Statement Schedules

      None.

     Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933.

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palo Alto, State of California, on October 14, 2003.

Informatica Corporation

By:	/s/ Gaurav Dhillon

Gaurav Dhillon
Chief Executive Officer, President and Director

POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each of the undersigned hereby constitutes and appoints Gaurav S. Dhillon as his true and lawful attorney-in-fact and agent, each with full power of substitution and resubstitution, for him and on his behalf to sign, execute and file this Registration Statement and any or all amendments (including, without limitation, post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and any all documents required to be filed with respect therewith, with the Securities and Exchange Commission or any regulatory authority, granting unto such attorney-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises in order to effectuate the same as fully to all intents and purposes as he might or could do if personally present, hereby ratifying and confirming all that such attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Gaurav S. Dhillon Gaurav S. Dhillon	Chief Executive Officer, President and Director (Principal Executive Officer)	October 14, 2003

/s/ Earl E. Fry Earl E. Fry	Chief Financial Officer, Executive Vice President and Secretary (Principal Financial Officer and Principal Accounting Officer)	October 14, 2003

/s/ David Pidwell David Pidwell	Director	October 14, 2003

A. Brooke Seawell	Director	October , 2003

/s/ Janice D. Chaffin Janice D. Chaffin	Director	October 14, 2003

/s/ Mark A. Bertelsen Mark A. Bertelsen	Director	October 14, 2003

/s/ Carl James Yankowski Carl James Yankowski	Director	October 14, 2003

EXHIBIT INDEX

Exhibit
Number	Description of Document

2.1	Agreement and Plan of Merger, dated September 11, 2003, by and among Informatica, Stopwatch Acquisition Corporation and Striva Corporation, as amended (1)

5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation regarding the legality of the securities being registered.

23.1	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).

23.2	Consent of Ernest & Young LLP, independent auditors.

24.1	Power of Attorney (which is included on page II-4 herein).

(1) Incorporated by reference to Exhibits 2.1, 2.2 and 2.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 7, 2003.